Contact

www.linkedin.com/in/drehsang (LinkedIn)
getdrg.com (Personal)
www.noroozclinic.com (Company)
www.youtube.com/@Therapycable (Other)

Top Skills

Counselling

Couples

Groups

Languages

English (Native or Bilingual)

German (Deutsch) (Professional Working)

Persian (Farsi) (Native or Bilingual)

Ehsan Gharadjedaghi, Psy.D. (DrG)

Healthcare Entrepreneur, Innovator, Researcher, & Advisor. Whole Life Health Advocate. Couples & Sex Therapist. Addiction Treatment Specialist. Healthcare Digital Media Advisor.
Lake Forest, California, United States

Summary

Healthcare Entrepreneur, Innovator, Researcher, & Advisor. Whole Life Health Advocate. Couples & Sex Therapist. Addiction Treatment Specialist. Healthcare Digital Media Advisor.

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Experience

Syllaby
CFO/COO
January 2023 - Present (1 year 3 months)
United States

An all-in-one, integrated AI-powered SaaS helping SMBs successfully launch and manage their social media marketing campaigns from A to Z without hiring agencies or paying for multiple tools.

MyPost, LLC
Independent Healthcare Consultant
May 2019 - Present (4 years 11 months)
Irvine, CA

Helping high performance workplaces achieve mastery in effective, efficient, and empassioned performance.
Helping high performance executives achieve insight into inner roadblocks, overcome them, and evolve into a more empowered self.
Helping healthcare organizations develop measurable virtual marketing strategies, powerful social media presence, and more effective client acquisition.

SocialtyPro
Co-Founder
May 2019 - Present (4 years 11 months)
United States

Digital marketing agency for psychologists, addiction treatment centers, and personal brands.

The Chicago School of Professional Psychology
Adjunct Professor
January 2011 - Present (13 years 3 months)

Peers and Clinicians Collaborative Alliance, LLC
COO
March 2023 - Present (1 year 1 month)
United States

The PCC facilitates peers and clinicians to work effectively together, leading to better outcomes for their clients. We assist peers to understand the clinical elements of their practice, keep professional boundaries and work-life balance, Medi-Cal conformity, and utilize telehealth. We assist clinicians to understand the peer (whole-person) approach in treatment to offer new insights, awareness, skills, and tools. This collaboration results in both valuing each other's contributions and supporting one another more effectively, serving the community.

California Southern University
Strategic Advisor
May 2023 - Present (11 months)
United States

Serve as advisory board member

Norooz Clinic Foundation
11 years 9 months

Chairman of the Board
January 2023 - Present (1 year 3 months)
Santa Ana, California, United States

Executive Director
July 2012 - December 2022 (10 years 6 months)
Irvine, CA

Licensed Clinical Psychologist, PSY25155

TherapyCable, LLC
CEO
February 2013 - December 2021 (8 years 11 months)
17900 Sky Park Circle, Suite 105, Irvine, CA 92614

Online Broadcasting company promoting therapists and informing consumers about therapy.

Elite Care, Inc.
Chief Clinical Officer
September 2014 - April 2019 (4 years 8 months)
Santa Ana, CA

Overseeing & managing the clinical operation of an integral recovery program for substance use addiction clients. We serve all levels including Detox, RTC/RES, PHP, IOP, and OP. Main focus on treating adults struggling with Dual Diagnoses. The integrative, holistic core of our program addresses all areas of functioning including biological, psychological, social, and spiritual dimension. We use standardized, evidence-based, and empirically supported protocols to deliver the highest standard of care to our clients. For more information visit http://www.elitecaretreatment.com/

Argosy University
Advisory Board Member
January 2011 - December 2017 (7 years)
Orange

Argosy University & Art Institute
Adjunct Professor
January 2007 - January 2017 (10 years 1 month)

Therapy Impasse Exploration & Resolution Institute
Founder/Clinical Director
September 2012 - January 2015 (2 years 5 months)
Irvine, CA

Help therapists overcome difficult situations with their clients including repetitive problematic encounters, strong interpersonal clashes, transference, countertransference entanglement, intense emotional reactions, erosion of self-efficacy, reduced effectiveness, self-doubt, decreased empathy, boredom, parentification, victimization, etc.

When the therapists gets stuck, what are they going to do? Go to: http://www.therapyimpasse.org/ to find out. Next workshop is going to start in a month.

CASTOC: Couple's And SexTherapist's Of Orange County
President

January 2013 - December 2013 (1 year)
Irvine, CA

Adelante Recovery
Recovery Worker
July 2010 - June 2011 (1 year)

California Department of Mental Health - Health Care Agency
Post-doctoral Fellow, Waivered Psychologist
January 2010 - March 2011 (1 year 3 months)

Shanti OC
Predoctoral Intern
August 2008 - September 2009 (1 year 2 months)

Therapy Practicum Intern

Completed therapy practicum internship at a community mental health center
for the general population. Involved in assessment, case management,
and individual and couples therapy. Also, led groups for parent-child
communication skills

Family Service of Long Beach
Psychology Intern
September 2007 - July 2008 (11 months)

MyPost
CEO
1998 - 2002 (4 years)
Vienna, Austria; Irvine, CA

Systems Engineer Team helping companies automate their internal workflow
processes using internal servers, hosted intranets, web servers; ASP.net
technology combined with HTML, CSS, Javascript.

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Education

American School of Professional Psychology
Psy.D., Clincial Psychology · (2004 - 2009)

Argosy University
Bachelor of Science - BS, Psychology · (2002 - 2004)